Exhibit No. 2.3
May 4, 2010
Boralex Power Income Fund
772 Sherbrooke St. West, Suite 200
Montreal, Quebec, H3A IGI
Dear Sirs/Madams:
Re:           Irrevocable Support and Voting Agreement
Edward J. Kernaghan (the “Holder”) understands that Boralex Power Income Fund (the “Fund”) and Boralex Inc. (“Boralex”) wish to enter into a support agreement dated as of the date hereof (the “Support Agreement”) pursuant to which Boralex, directly or through a wholly-owned direct or indirect subsidiary, will make an offer by way of takeover bid (the “Offer”) to purchase all of the issued and outstanding trust units in the capital of the Fund for S5.00 principal amount of Convertible Debentures (as defined in the Support Agreement) per trust unit, all on and subject to the terms and conditions of the Support Agreement.
The Holder, being the, direct or indirect, beneficial owner of 5,245,400 Class A shares in the share capital of Boralex (the “Holder Shares”) and having the sole right to vote such Holder Securities, hereby irrevocably undertakes:
(a)	to deliver or to cause to be delivered to the Fund (or as directed by the Fund) any written evidence required by the Toronto Stock Exchange (the “TSX”) to the effect that the Holder is the beneficial owner of the Holder Shares, is familiar with the terms of the Offer and is in favour of the issuance of Convertible Debentures and any issuance of Class A shares upon conversion of Convertible Debentures in connection with the Offer; and

(b)	should TSX require Boralex to hold any shareholder meeting for that purpose, to vote or to cause to be voted the Holder Securities, and any other securities directly or indirectly acquired by or issued to the Holder after the date hereof in favour of the resolution authorizing and approving the issuance of Convertible Debentures and any issuance of Class A shares upon conversion of Convertible Debentures in connection with the Offer, and any other matter necessary for the completion of the Offer.
This letter agreement shall be governed by the laws of the Province of Quebec and the federal laws of Canada applicable therein.
If the foregoing is in accordance with the Fund’s understanding and is agreed to by the Fund, please signify the Fund’s acceptance by executing this letter where indicated below and returning the same to the Holder, upon which this letter as so accepted shall constitute an agreement between the Holder and the Fund.

Yours truly,
/s/ Edward J. Kernaghan
Edward J. Kernaghan

Accepted and agreed on this           day of May, 2010.

BORALEX POWER INCOME FUND, acting by its trustee, represented by BORALEX POWER TRUST, acting by two of its trustees
Per:
Claude Boivin
Chairman of the Board

Per:
Jean E. Douville
Chair of the Special Committee